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MAR 01 2018
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18005671

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accord Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 17th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Hunt (415) 544-7867
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Ste. 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
MAR 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Hunt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accord Capital Partners LLC, as of December 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 20 18, by BRYAN GERARD HUNT proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature]

Notary Public

[signature]

Signature

CFO

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 13, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accord Capital Partners LLC

Statement of Financial Condition

December 31, 2017

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Accord Capital Partners LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Accord Capital Partners LLC as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Accord Capital Partners LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Accord Capital Partners LLC's management. Our responsibility is to express an opinion on Accord Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Accord Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino LLP
San Ramon, California

We have served as Accord Capital Partner LLC's auditor since 2013.
February 26, 2018

MOORE STEPHENS

ACCORD CAPITAL PARTNERS LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Assets		
Cash and cash equivalents	$	66,496
Accounts receivable		2,738,170
Due from affiliate		3,203
Prepaid expenses and other assets		336
Total assets	$	2,808,205

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	14,213
Due to affiliates		7,541
Total liabilities		21,754
Member's equity		2,786,451
Total liabilities and member's equity	$	2,808,205

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Accord Capital Partners LLC (the "Company") is a Delaware limited liability company formed on October 31, 2012. The Company was a single member limited liability company wholly owned by Milagro Group LLC ("Milagro"). On May 13, 2014, Accord Group Holdings LLC ("AGH") acquired Milagro's 100% interest in the Company. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement and advisory services.

The Company receives support from AGH, an affiliated company, for such items as personnel salaries and benefits, accounting and information technology services, office equipment, and other miscellaneous overhead expenses (see Note 4). The financial results of the Company may have been significantly different absent this relationship with the affiliated company.

Accounts receivable

Accounts receivable consist of consulting and advisory fees receivable as well as sales commissions receivable and reimbursements for out-of-pocket expenses receivable from clients. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. At December 31, 2017, management did not consider an allowance for doubtful accounts necessary as all balances were considered collectible.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

1. Nature of Business and Summary of Accounting Policies (continued)

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2017, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 26, 2018, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2017, the Company has net capital of $44,742, which is $39,742 in excess of its required net capital of $5,000. Assets totaling $2,741,709 were excluded from the calculation of the Company's net capital as they are classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 48.62% as of December 31, 2017.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Expense Sharing Agreement

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is charged a monthly fee that is dependent upon the level of personnel support required by the Company; monthly fees were $100,000 for the year ended December 31, 2017 for the Company's share of operating expenses under the expense sharing agreement.

5. Commitments and Contingencies

Leases

The Company leases office space in San Francisco under a cancelable operating lease with 60-day notice, which will expire on June 30, 2019. The Company has an agreement with an affiliated company to charge that entity for 25% of the cost of the use of the office space for the year ended December 31, 2017.

6. Concentrations

The Company had accounts receivable from three customers that accounted for approximately 99% of total accounts receivable at December 31, 2017.